SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 1)

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

HANWHA Q CELLS CO., LTD.

(Name of the Issuer)

HANWHA Q CELLS CO., LTD.

HANWHA SOLAR HOLDINGS CO., LTD.

HANWHA CHEMICAL CORPORATION

HANWHA CORPORATION

MR. SEUNG-YOUN KIM

(Name of Person(s) Filing Statement)

Ordinary Shares, par value $0.0001 per share*

American Depositary Shares, each representing fifty Ordinary Shares

(Title of Classes of Securities)

41135V301**

(CUSIP Number of Classes of Securities)

Hanwha Q CELLS Co., Ltd. Hanwha Building, 86 Cheonggyecheon-ro Jung-gu, Seoul, Korea Attention: Mr. Jinki Hong Telephone: +82-2-729-3803	Hanwha Solar Holdings Co., Ltd. c/o Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro Jung-gu, Seoul, Korea Attention: Mr. Sang Heum Han Telephone: +82-2-729-3353

Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro Jung-gu, Seoul, Korea Attention: Mr. Sang Heum Han Telephone: +82-2-729-2700	Hanwha Corporation Hanwha Building, 86 Cheonggyecheon-ro Jung-gu, Seoul, Korea Attention: Mr. Min Hyoung Han Telephone: +82-2-729-1093

Mr. Seung-Youn Kim Hanwha Building, 86 Cheonggyecheon-ro Jung-gu, Seoul, Korea Telephone:+82-2-729-1623

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

H. Young Shin Skadden, Arps, Slate, Meagher & Flom LLP 26F, Gangnam Finance Center 152 Teheran-ro, Gangnam-gu Seoul 06236, Korea Telephone: +82-2-6177-3001	Sang Jin Han Cleary Gottlieb Steen & Hamilton LLP 19F, Ferrum Tower 19 Eulji-ro 5-gil, Jung-gu Seoul 04539, Korea Telephone: +82-2-6353-8030

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation***	Amount of Filing Fee****
$50,454,933.01	$6,115.14

*	Not for trading, but only in connection with the listing on the Nasdaq Global Market of the American Depositary Shares (“ADSs”), each representing fifty ordinary shares, par value $0.0001 per share, of the Company (the “Ordinary Shares”).

**	CUSIP number of the ADSs, each representing fifty Ordinary Shares.

***	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated based on the purchase of 5,093,858 ADSs and 129,994 Ordinary Shares of Hanwha Q CELLS Co., Ltd. at $9.90 per ADS and $0.198 per Ordinary Share, respectively. The foregoing share figure has been provided by the issuer and is as of October 19, 2018, the most recent practicable date.

****	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and equals $121.20 per $1,000,000 of transaction value.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $6,115.14

Form or Registration No.: Schedule 13E-3

Filing Party: Hanwha Q CELLS Co., Ltd., Hanwha Solar Holdings Co., Ltd., Hanwha Chemical Corporation, Hanwha Corporation, and Mr. Seung-Youn Kim

Date Filed: October 23, 2018

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Introduction

This Amendment No. 1 (this “Amendment No. 1”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto, amends and supplements the Rule 13e-3 transaction statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on October 23, 2018 (the “Original Filing” and, as amended, this “Statement”) and is being filed jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):

•	Hanwha Q CELLS Co., Ltd., an exempted company organized under the laws of the Cayman Islands (“Hanwha Q CELLS” or the “Company”), which is the subject party and issuer of the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), and the American Depositary Shares (“ADSs”), each representing fifty Ordinary Shares, that is the subject of the Rule 13e-3 transaction described in the Statement.

•	Hanwha Solar Holdings Co., Ltd., an exempted company incorporated in the Cayman Islands with limited liability (“Hanwha Solar” or “Parent”), which owns approximately 93.9% of the Ordinary Shares (including Ordinary Shares represented by ADSs).

•	Hanwha Chemical Corporation, a corporation with limited liability incorporated under the laws of the Republic of Korea (“Hanwha Chemical”), which owns 100% of Hanwha Solar.

•	Hanwha Corporation, a corporation with limited liability incorporated under the laws of the Republic of Korea, which holds approximately 36.3% of the issued and outstanding shares of Hanwha Chemical and may therefore be deemed to be the beneficial owner of the Ordinary Shares (including the Ordinary Shares represented by ADSs) held by Hanwha Solar.

•	Mr. Seung-Youn Kim, a representative director and executive officer of Hanwha Chemical and Hanwha Corporation, who holds approximately 18.8% of the issued and outstanding shares of Hanwha Corporation and may therefore be deemed to be the beneficial owner of the Ordinary Shares (including the Ordinary Shares represented by ADSs) held by Hanwha Solar.

This Amendment No. 1 and the Original Filing relate to a proposed “short-form” merger between Parent and the Company pursuant to section 233(7) of the Companies Law of the Cayman Islands, as amended (the “Companies Law”), as a result of which the ADSs representing the Ordinary Shares will be delisted from the Nasdaq, the registration of the ADSs will be terminated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Company will no longer be subject to reporting and other disclosure requirements of the Exchange Act, including requirements to file annual and other periodic reports or to provide the type of disclosure contained in this Statement. The effective date of the Merger (the “Effective Date”) is expected to occur 20 days following the date of the mailing of this Statement, or such later date as may be required to comply with Rule 13e-3 under the Exchange Act and all other applicable laws. The Effective Date is expected to be in the first quarter of 2019.

All information contained in this Statement concerning each Filing Person has been supplied by such Filing Person.

Except as set forth in this Amendment No. 1, all information in the Original Filing remains unchanged. Capitalized terms used and not otherwise defined in this Amendment No. 1 have the meanings ascribed to such terms in the Original Filing.

SUMMARY TERM SHEET

Principal Terms of the Merger and Related Transactions

The first bullet point appearing under “Summary Term Sheet—Principal Terms of the Merger and Related Transactions” on page 3 of the Original Filing is hereby replaced in its entirety by the following paragraph:

•	The Merger – A plan of merger (the “Plan of Merger”), as amended from time to time, governs the terms of the Merger. At any time beginning the latest to occur of the following of (a) at least 20 days following the date of the mailing of this Statement to the shareholders of the Company, or such later time as may be required to comply with Rule 13e-3 under the Exchange Act and all other applicable laws; (b) the approval of the Plan of Merger governing the terms of the Merger by the board of directors of Parent; and (c) the approval of the Plan of Merger governing the terms of the Merger by the board of directors of the Company (the “Board of Directors”) and the audit committee of the Board of Directors (the “Audit Committee”), which is composed exclusively of the Independent Directors (as defined below), Parent expects to merge with the Company in a “short-form” merger in accordance with Part XVI (and in particular section 233(7)) of the Companies Law of the Cayman Islands, as amended (the “Companies Law”), with Parent continuing as the Surviving Company. Under section 233(7) of the Companies Law, holders of the Ordinary Shares or the ADSs are not required to vote or direct the vote of such Ordinary Shares or ADSs, as applicable, with respect to the Merger, and will not be able to exercise any dissenters’ rights under section 238 of the Companies Law. Before the Effective Date of the Merger, a copy of the Plan of Merger will be provided to each holder of the Ordinary Shares and each holder of ADSs pursuant to section 233(7) of the Companies Law. The boards of directors of each of Parent and the Company and the Audit Committee have approved the Plan of Merger, and the Plan of Merger has been executed by the Company and Parent. The effective date of the Merger is expected to occur 20 days following the date of the mailing of this Statement, or such later date as may be required to comply with Rule 13e-3 under the Exchange Act and all other applicable laws (the “Effective Date”). The Effective Date is expected to occur in the first quarter of 2019.

The Filing Persons’ Position on the Fairness of the Merger

The paragraph appearing under “Summary Term Sheet—The Filing Persons’ Position on the Fairness of the Merger” on page 5 of the Original Filing is hereby replaced in its entirety by the following paragraph:

Rule 13e-3 under the Exchange Act requires each of the Filing Persons to make certain statements regarding, among other things, its belief as to the fairness of the Merger to the unaffiliated shareholders of the Company (as defined in Rule 13e-3(a)(4) of the Exchange Act), including the holders of ADSs (the “Unaffiliated Shareholders”). The Filing Persons are making these statements solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

References to “Public Shareholder” or “Public Shareholders” throughout the Statement are hereby replaced by “Unaffiliated Shareholder” or “Unaffiliated Shareholders” as applicable.

Collective Position of the Filing Persons as to the Fairness of the Merger

The third, sixth and eleventh bullet points appearing under “Summary Term Sheet—Collective Position of the Filing Persons as to the Fairness of the Merger” on pages 6 and 7 of the Original Filing are hereby replaced in their entirety by the following:

•	Formation of a Special Committee to Represent the Interests of Unaffiliated Shareholders. The Board of Directors formed a special committee (the “Special Committee”) consisting of all three of the Company’s independent directors, none of whom are employees of the Company, and all of whom are disinterested as to the Proposed Transaction (the “Independent Directors”) to evaluate the Proposal with the assistance of independent financial and legal advisors, and to determine whether to recommend the Merger and the Plan of Merger to the Board of Directors. Although the Board of Directors was not required under the Companies Law to consider the proposed effect of the Merger upon any particular group having an interest in the Company (such as the Unaffiliated Shareholders) as a dominant factor, the Board of Directors nonetheless appointed the Special Committee to consider the proposed effect of the Merger on the Unaffiliated Shareholders.

•	Approval of the Audit Committee of the Board of Directors. The Audit Committee, which is composed exclusively of the Independent Directors, approved the Plan of Merger and the Merger, as well as the delisting of the ADSs from the Nasdaq and the termination of the registration of the ADSs under the Exchange Act in connection with the Merger.

•	Dissenters’ Rights. Although the Merger does not require a shareholder vote or the approval of a majority of the Unaffiliated Shareholders, and there has not been a representative of the Unaffiliated Shareholders to negotiate on their behalf, the Filing Persons believe that the Merger is procedurally fair because the Merger was (i) unanimously recommended by the Special Committee, composed exclusively of the Independent Directors, which was appointed by the Board of Directors to consider, among other factors, the proposed effect of the Merger on the Unaffiliated Shareholders; (ii) approved by the Audit Committee, also composed exclusively of the Independent Directors; and (iii) approved by the Board of Directors, which included the approval of all of the Independent Directors. Holders of the Ordinary Shares or the ADSs will not be entitled to dissenters’ rights in accordance with section 238 of the Companies Law because the Merger is a short-form merger, as opposed to a long-form merger as contemplated by section 238 of the Companies Law.

References throughout the Statement to the Company’s three independent directors, none of whom are employees of the Company, and all of whom are disinterested as to the Proposed Transaction, have been amended to use the new defined term “Independent Directors.”

The following paragraphs are hereby added immediately after the first paragraph (including the bullet points) appearing under “Summary Term Sheet—Collective Position of the Filing Persons as to the Fairness of the Merger” on page 7 of the Original Filing:

The Filing Persons did not consider the Company’s net book value, which is an accounting concept based on historical costs, as a factor because it believed that net book value is not a material indicator of the Company’s value as a going concern but rather is indicative of historical costs (and does not, for example, take into account the future prospects of the Company, market trends and conditions or business risks inherent in a competitive market) and therefore, in their view, is not a relevant measure in the determination as to the fairness of the Merger.

In their consideration of the fairness of the proposed Merger, the Filing Persons did not undertake an appraisal of the assets of the Company to determine the Company’s liquidation value for the Unaffiliated Shareholders due to the impracticability of determining a liquidation value given the significant execution risk involved in any breakup. In addition, the Filing Persons did not consider the Company’s liquidation value to be a relevant valuation method because they consider the Company to be a viable going concern where value is derived from cash flows generated from its continuing operations, and because the Company will continue to operate its business following the Merger.

Exchange Procedure

“Summary Term Sheet—Exchange Procedure” on page 8 of the Original Filing is hereby replaced in its entirety by the following paragraphs:

Prior to the Effective Date, Parent will deposit, or cause to be deposited, with a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) an amount in cash equal to the aggregate Merger Consideration to which holders of Ordinary Shares (including holders of Ordinary Shares represented by ADSs but not including Excluded Shares) are entitled under the Plan of Merger. Promptly following the Effective Date, Parent and the Surviving Company shall cause the Paying Agent to mail to each holder of record (as of immediately prior to the Effective Date) of Ordinary Shares: (i) a letter of transmittal specifying the manner in which the delivery will be effected and/or (ii) instructions for use in effecting the surrender of the share certificates in exchange for the Per Ordinary Share Consideration payable in respect thereof. Upon surrender of a share certificate (if any) for cancellation to the Paying Agent or upon receipt by the Paying Agent of confirmation by the Company that the uncertificated Ordinary Shares have been cancelled, each holder of the Ordinary Shares will be entitled to receive in exchange therefor an amount in cash equal to the product of the number of Ordinary Shares multiplied by the Per Ordinary Share Consideration.

Prior to the Effective Date, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (i) the Paying Agent will transmit to the Depositary an amount in cash equal to (a) the number of ADSs issued and outstanding immediately prior to the Effective Date (other than ADSs representing Excluded Shares) multiplied by (b) the Per ADS Consideration; and (ii) the Depositary will distribute the Per ADS Consideration to the ADS holders upon surrender by them of the ADSs. At the close of business on the third business day preceding the anticipated Effective Date, the Depositary will close its books for issuance and cancellation of the ADSs. Pursuant to the Deposit Agreement, incorporated by reference under Exhibit (d)(3) hereto, the ADS holders will pay any applicable fees, charges and expenses of the Depositary and government charges (including withholding taxes, if any) due to or incurred by the Depositary in connection with the cancellation of the ADSs surrendered and distribution of the aggregate Per ADS Consideration to ADS holders, including cancellation fees of $0.05 per ADS, and, if applicable, a depositary service fee (DSF) of $0.02 per ADS.

SPECIAL FACTORS

Purposes, Alternatives, Reasons and Effects of the Merger

Background of the Transaction

The second paragraph appearing on page 12 of the Original Filing under “Special Factors—Purposes, Alternatives, Reasons and Effects of the Merger—Background of the Transaction” is hereby replaced in its entirety by the following paragraph:

On August 3, 2018, Seoul local time, the Board of Directors formed the Special Committee consisting exclusively of the Independent Directors to consider the Proposed Transaction. The Company cautioned its shareholders and others considering trading in its securities that the Board of Directors had not made any decisions with respect to the Proposed Transaction, and that there could be no assurance that any definitive offer would be made, that any agreement would be executed, or that this or any other transaction would be approved or consummated. The same day, the Company filed a Current Report on Form 6-K incorporated by reference under Exhibit (a)(4) hereto with the SEC disclosing the Board of Directors’ formation of the Special Committee to consider the Proposal.

The first paragraph appearing on page 15 of the Original Filing under “Special Factors—Purposes, Alternatives, Reasons and Effects of the Merger—Background of the Transaction” is hereby replaced in its entirety by the following paragraph:

On October 15, 2018, Seoul local time, the Audit Committee, composed exclusively of the Independent Directors, held a meeting to consider whether to approve the Plan of Merger and the Merger, as well as to approve for the Company to delist the ADSs from the Nasdaq and terminate the registration of the ADSs in accordance with the Exchange Act, in connection with the Merger. In advance of the meeting, the Audit Committee received a copy of the Plan of Merger from Skadden as well as an informational copy of the October 14, 2018 discussion materials prepared by Houlihan Lokey. After careful deliberation, the Audit Committee determined that the Plan of Merger and the Merger reflecting the revised offer of $9.90 per ADS are fair to, advisable and in the best interests of the Company. The Audit Committee then approved the Plan of Merger and the Merger, as well as for the Company to delist the ADSs from the Nasdaq and deregister the ADSs in connection with the Merger.

Reasons

The first bullet point appearing under the first paragraph appearing under “Special Factors—Purposes, Alternatives, Reasons and Effects of the Merger—Reasons” on page 17 of the Original Filing is hereby replaced in its entirety by the following:

•	To decrease costs associated with being a public company. For example, the Company will no longer be subject to the burden and expense of reporting and other disclosure requirements of the Exchange Act, including requirements to file annual and other periodic reports or to provide the type of disclosure contained in this Statement. The Filing Persons anticipate that going private would result in direct cost savings of approximately $2,200,000 per year of the Company. The Surviving Company will become the direct beneficiary of such cost savings on a recurring basis and Hanwha Chemical, as the sole shareholder of the Surviving Company, will become the indirect beneficiary thereof.

The third bullet point appearing under the second paragraph appearing under “Special Factors—Purposes, Alternatives, Reasons and Effects of the Merger—Reasons” on page 17 of the Original Filing is hereby replaced in its entirety by the following:

•	The Filing Persons that continue to be shareholders of the Company after the Merger will be the sole beneficiaries of the cost savings that result from taking the Company private. As noted above, the Surviving Company will become the direct beneficiary of such cost savings on a recurring basis and Hanwha Chemical will become the indirect beneficiary thereof.

The second paragraph appearing under “Special Factors—Purposes, Alternatives, Reasons and Effects of the Merger—Plans After the Merger” on page 19 of the Original Filing is hereby deleted in its entirety.

Fairness of the Merger

Factors Considered in Determining Fairness

The third, sixth and eleventh bullet points appearing under the first paragraph appearing under “Special Factors—Fairness of the Merger—Factors Considered in Determining Fairness” on pages 23 and 24 of the Original Filing are hereby replaced in their entirety by the following:

•	Formation of a Special Committee to Represent the Interests of Unaffiliated Shareholders. The Board of Directors formed the Special Committee, composed exclusively of the Independent Directors, to evaluate the Proposal with the assistance of independent financial and legal advisors, and to determine whether to recommend the Merger and the Plan of Merger to the Board of Directors. Although the Board of Directors was not required under the Companies Law to consider the proposed effect of the Merger upon any particular group having an interest in the Company (such as the Unaffiliated Shareholders) as a dominant factor, the Board of Directors nonetheless appointed the Special Committee to consider the proposed effect of the Merger on the Unaffiliated Shareholders.

•	Approval of the Audit Committee of the Board of Directors. The Audit Committee, composed exclusively of the Independent Directors, approved the Plan of Merger and the Merger, as well as the delisting of the ADSs from the Nasdaq and the termination of the registration of the ADSs under the Exchange Act in connection with the Merger.

•	Dissenters’ Rights. Although the Merger does not require a shareholder vote or the approval of a majority of the Unaffiliated Shareholders, and there has not been a representative of the Unaffiliated Shareholders to negotiate on their behalf, the Filing Persons believe that the Merger is procedurally fair because the Merger was (i) unanimously recommended by the Special Committee, composed exclusively of the Independent Directors, which was appointed by the Board of Directors to consider, among other factors, the proposed effect of the Merger on the Unaffiliated Shareholders; (ii) approved by the Audit Committee, also composed exclusively of the Independent Directors; and (iii) approved by the Board of Directors, which included the approval of all of the Independent Directors. Holders of the Ordinary Shares or the ADSs will not be entitled to dissenters’ rights in accordance with section 238 of the Companies Law because the Merger is a short-form merger, as opposed to a long-form merger as contemplated by section 238 of the Companies Law.

The penultimate paragraph appearing under “Special Factors—Fairness of the Merger—Factors Considered in Determining Fairness” on page 25 of the Original Filing is hereby replaced in its entirety by the following paragraph:

Specifically with respect to procedural fairness, the Filing Persons considered the fact that the Special Committee, which was composed exclusively of the Independent Directors, was empowered to recommend the approval or rejection of the Proposed Transaction to the Board of Directors, and the Board of Directors resolved that it would not approve the Proposed Transaction unless it was recommended unanimously by the Special Committee. In addition, the Filing Persons have prepared this Statement in accordance with Rule 13e-3 under the Exchange Act, and intend to mail the definitive Statement to the shareholders of the Company at least 20 days prior to the Effective Date. Therefore, the Filing Persons have determined that the Merger is fair to the Unaffiliated Shareholders from procedural perspective because it is in compliance with all requirements from procedural perspective under Rule 13e-3 of the Exchange Act and the Companies Law, in each case to the extent applicable to a “short-form” merger to be effected under the Companies Law.

REPORTS, OPINIONS, APPRAiSALS, and NEGOTIATIONS

Opinion of Houlihan Lokey Capital, Inc.

The ninth paragraph appearing under “Reports, Opinions, Appraisals, and Negotiations—Opinion of Houlihan Lokey Capital, Inc.” on page 30 of the Original Filing is hereby replaced in its entirety by the following paragraph:

Houlihan Lokey’s opinion was furnished for the use of the Special Committee (in its capacity as such) in connection with the Special Committee’s evaluation of the Merger and for the use of the Board of Directors (in its capacity as such) in connection with the Board of Directors’ consideration of the Special Committee’s recommendation to the Board of Directors in respect of the Merger, and may not be used for any other purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey has consented to the inclusion of its opinion in its entirety and the description thereof in this Statement and has consented to the inclusion of the materials attached as Exhibits (c)(1) through (c)(5) hereto as exhibits to this Statement and the description of such materials included in this Statement and any other filing Parent is required to make with the SEC in connection with the Merger. Houlihan Lokey’s opinion was not intended to be, and does not constitute, a recommendation to the Special Committee, the Board of Directors, any security holder or any other party as to how to act or vote with respect to any matter relating to the Merger or otherwise.

TRANSACTION STATEMENT

ITEM 4. TERMS OF THE TRANSACTION

(a) Material Terms

The eleventh paragraph appearing under “Transaction Statement—Item 4. Terms of the Transaction—(a) Material Terms” on page 39 of the Original Filing is hereby replaced in its entirety by the following paragraph:

In addition, under the Memorandum and Article of Association of the Company, the prior approval of the Audit Committee is required to delist the ADSs from the Nasdaq, terminate the registration of the ADSs under the Exchange Act. The Special Committee, composed exclusively of the Independent Directors, unanimously determined that the Plan of Merger and the Merger are fair to, advisable and in the best interests of the Company, and unanimously recommended that the Board of Directors authorize and approve the Plan of Merger and the Merger. The Audit Committee also approved the Plan of Merger and the Merger, as well as for the Company to delist the ADSs from the Nasdaq and terminate the registration of the ADSs under the Exchange Act in connection with the Merger. The Board of Directors approved the Plan of Merger and the Merger, which included the approval of all of the Independent Directors. Accordingly, the Plan of Merger and the Plan were approved by a majority of directors not employed by the Company.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(b)—(c) Significant Corporate Events; Negotiations or Contacts

The second paragraph appearing under “Transaction Statement—Item 5. Past Contracts, Transactions, Negotiations and Agreements—(b)—(c) Significant Corporate Events; Negotiations or Contacts” on page 41 of the Original Filing is hereby replaced in its entirety by the following paragraph:

In an effort to improve management efficiency in the rapidly changing solar market environment through integration of physical and human resources, on November 1, 2018, the Company completed the transfer of certain assets of its wholly owned subsidiary, Hanwha Q CELLS Corp., to Hanwha Q CELLS & Advanced Materials Corp., a wholly owned subsidiary of Hanwha Chemical. The assets of Hanwha Q CELLS Corp. that were transferred included trade receivables, various tangible and intangible assets, golf memberships, trade payables, and retirement benefit estimated liabilities. The transaction value was approximately $22.8 million based on the then-prevailing exchange rate.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(c)(1)—(8) Plans

The third paragraph appearing under “Transaction Statement—Item 6. Purposes of the Transaction and Plans or Proposals—(c)(1)—(8) Plans” on page 41 of the Original Filing is hereby deleted in its entirety.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(c) Expenses

The first paragraph appearing under “Transaction Statement—Item 10. Source and Amounts of Funds or Other Consideration—(c) Expenses” on page 43 of the Original Filing is hereby replaced in its entirety by the following paragraph:

Fees and expenses incurred or to be incurred by the Filing Persons in connection with the Merger are estimated at the date of this Statement and set forth in the table below. Such fees are subject to change pending completion of the Merger.

Description	Amount
Legal fees and expenses	$840,000
Financial advisory fees and expenses	$2,300,000
Special Committee Fees	$120,000
Paying Agent (including filing, printing and mailing)	$30,000
Miscellaneous fees and expenses	$160,000
Total	$3,450,000

ITEM 16. EXHIBITS

The description of the eleventh item on the list of exhibits filed herewith appearing on page 47 of the Original Filing is hereby replaced in its entirety by the following:

(d)(1)	Plan of Merger, dated as of October 15, 2018, by and between Hanwha Q CELLS Co., Ltd. and Hanwha Solar Holdings Co., Ltd. (incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 6-K (File No. 001-33208), filed by Hanwha Q CELLS Co., Ltd. with the SEC on October 15, 2018, as amended on October 16, 2018 and October 23, 2018).*

*       Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 16, 2018

HANWHA Q CELLS CO., LTD.

By:	/s/ Hee-Cheul Kim
Name:	Hee-Cheul Kim
Title:	Chief Executive Officer

HANWHA SOLAR HOLDINGS CO., LTD.

By:	/s/ Sang-Heum Han
Name:	Sang-Heum Han
Title:	Director

HANWHA CHEMICAL CORPORATION

By:	/s/ Chang-Bum Kim
Name:	Chang-Bum Kim
Title:	Chief Executive Officer

HANWHA CORPORATION

By:	/s/ Kyeong-Seak Ok
Name:	Kyeong-Seak Ok
Title:	Chief Executive Officer

MR. SEUNG-YOUN KIM

By:	/s/ Seung-Youn Kim
Name:	Seung-Youn Kim